STANDARD DRILLING, INC.

424 Clay Street, Lower Level

San Francisco, CA 94111

    September 4, 2013

VIA OVERNIGHT MAIL

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:   Standard Drilling, Inc.

Amendment No. 4 to Form 8-K

Filed July 22, 2013

Amendment No. 3 to Form 8-K

Filed July 19, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 22, 2013

Revised Preliminary Information Statement on Schedule 14C

Filed July 19, 2013

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Filed May 20, 2013

File No. 000-51569

Dear Mr. Shuman:

Standard Drilling, Inc. (“Standard Drilling”, the “Company”, “we”, “us” or “our”) hereby transmits our response to a further request by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s August 14, 2013 response to Staff comment no. 13 (“Comment No. 13”) issued in the Staff’s comment letter dated August 7, 2013, regarding our fourth amendment (“Amendment No. 4”) to the Form 8-K originally filed on February 14, 2013 (the “Original Form 8-K”) and the fourth amendment to our Preliminary Information Statement on Schedule 14C filed July 22, 2013, 2013 ( the “Amendment No. 4 to the Preliminary Information Statement”), which was originally filed on March 1, 2013 (the “Original Preliminary Information Statement”).  For your convenience we have repeated below Comment No. 13 in bold and have followed it with the Company’s response.  In addition, we have attached as an appendix to this letter Exhibit A (EFactor Shareholders) to the Acquisition Share Exchange Agreement between the Company and the E-Factor Corp., which was filed as Exhibit 10.5 to the Original Form 8-K.

Form 10-Q for Fiscal Quarter Ended March 31. 2013

Note 8. Acquisition of MCC International, page 11

13.    Your response to prior comment 17 does not appear to be fully responsive and we are reissuing our comment in full. Tell us how you accounted for the 3,490,281 shares of contingent consideration to be issued after the proposed 1-for-40 reverse stock split. Include a discussion of the valuation and classification of any contingent consideration as set forth in paragraphs 5 and 6 of ASC 805-30-25.

The MCC International LTD acquisition transaction occurred contemporaneously with EFactor’s reverse merger into Standard Drilling. Effectively, 666,667 shares of EFactor pre-merger common shares were issued to DASPV Ltd. for 100% of the outstanding common stock of MCC International LTD  (Mr.Robert Wildmore is sole shareholder of DASPV Ltd, which was the sole owner of MCC International). Prior to and on the date of this transaction, EFactor was a private company and its shares were not trading on any market exchange. However, we had recently sold EFactor shares to unrelated parties in private placements at a price of $2.00 per share. Given that we had comparable sales of EFactor common stock, we concluded that $2.00 per share was the most appropriate valuation of the share consideration. As a result, the total value of the consideration given in the MCC acquisition was calculated as $1,333,334 (666,667 x $2.00 = $1,333,334).

The confusion relates to the exchange of shares between EFactor and Standard Drilling in the reverse merger transaction. Due to a limitation of Standard Drilling shares, the share exchange occurred in 2 steps (pre- and post-split). In the first step, the EFactor shareholders received an aggregate of 50 million Standard Drilling shares. In the second step, Standard Drilling is to issue approximately 23.5 million more shares to these same shareholders. Both the 50 million and 23.5 million shares were issued or will be issued proportionately to all EFactor shareholders, including DASPV. Consequently, DASPV ownership percentage in Standard Drilling does not change with the issuance of this second tranche.

Please reference the “Acquisition and Share Agreement by and between Standard Drilling, Inc. a Nevada corporation, on the one hand and The E-Factor Corp. a Delaware corporation and certain of its Shareholders on the other hand “ (EX-10 5 efactorfinalsdiacqagmt2113co.htm) page 37 Exhibit A filed on February 14, 2013  in the original 8K. These additional shares are in essence the second portion or the remaining 30% of The E-Factor Corporation Share Exchange Agreement.

In summary, the valuation was based on the entire 666,667 EFactor shares that were issued for MCC. These 666,667 EFactor shares were or will be exchanged for Standard Drilling shares in two (2) tranches on a pro-rata basis.

On September 3, 2013, the Staff requested a reconciliation of the Common Stock issued by Standard Drilling Inc. reflecting the December 31, 2012 shares outstanding to the shares presented in Standard Drillings June 30, 2013 10Q.

Below is the Stock portion of the Shareholder Equity section of our June 30th 2013 10Q.  Also included is Exhibit 10.5 Acquisition and Shareholder Exchange Agreement Exhibit A EFactor Shareholders that were included in the 50,000,000 Share Exchange. We have highlighted the Shares associated with the MCC International Acquisition issued to Robert Wildmore, the Sole Shareholder of DASPV Ltd.

.

Standard Drilling December 31, 2012 10K Shares Outstanding		33,458,880
New Shares Issued in 2013
Issuance of common stock for cash	415,772
Issuance of common stock for debt	1,254,540
Shares issued for debt discount	108,150	1,778,462

Share Exchange Less MCC	42,150,024
*Stock issued for acquisition of MCC	7,849,976	50,000,000
International
Issuance of common stock for services		10,000,000
Standard Drilling June 30, 10Q Shares Outstanding		95,237,342

*Robert Wildmore beneficial ownership includes 666,667 EFactor shares held in name DASPV Ltd. of which shareholder is primary signatory.

Very truly yours,

STANDARD DRILLING, INC.

By: /s/ Adriaan Reinders

Name: Adriaan Reinders

Title: Chief Executive Officer

APPENDIX A

ACQUISITION AND

SHARE EXCHANGE AGREEMENT

by and between

Standard Drilling, Inc.

a Nevada corporation,

on the one hand

and

The E-Factor Corp.

a Delaware corporation

and certain of its Shareholders

on the other hand

EXHIBIT A

EFACTOR SHAREHOLDERS

Name and Address of Shareholder	Number of EFactor Shares Beneficially Owned	Number of Newly Issued SDI Shares at Closing (Pre-Split)	Estimated Number of SDI Shares Owned at Closing (Post-Split)(1)	Additional Number of Newly Issued SDI Shares (Post-Split)(1)	Total Estimated Number of SDI Shares Owned (Post-Split)(1)	No. of SDI Series A Preferred Shares (2)

Adriaan Reinders[3]	1,166,973	0		0		2,500,000
Arne van Balgoijen[4]	234,692	2,763,485	69,087	1,228,709	1,297,797
Axel Dietz	225,000	2,649,363	66,234	1,177,968	1,244,202
Eva Hukshorn	199,315	2,346,917	58,673	1,043494	1,102,167
Harry Sterk[5]	202,500	2,384,426	59,611	1,060,171	1,119,782
Johan Frecken[6]	147,583	1,737,782	43,445	772,658	816,102
Lodewijk Slippens	225,000	2,649,363	66,234	1,177,968	1,244,202
Marion Freijsen[7]	1,166,973	0		0		2,500,000
Michael Gude	63,778	750,982	18,775	333,904	352,679
Roeland Reinders[8]	1,131,973	13,328,920	333,223	5,926,346	6,259,569
Roelef Borggreve	171,839	2,023,395	50,585	899,648	950,233
Ronny Rosenbaum	6,474	76,231	1,906	33,894	35,800
Aghen B. V.	225,000	2,649,363	66,234	1,177,968	1,244,202
Tanja Freijsen[9]	90,000	1,059,745	26,494	471,187	497,681
Winno Pleijsier	112,500	1,324,681	33,117	588,984	622,101
Robert Wildmore[10]	666,667	7,849,976	196,248	3,490,281	3,686,528
James E. Solomon	91,891	1,082,012	27,050	481,087	508,138
James Noble	315,000	3,709,108	92,728	1,649,155	1,741,883
Thomas Trainer	86,041	1,013,128	25,328	450,460	475,788
Walter H. Pingel	51,051	601,123	15,028	267,273	282,301

Total	6,580,250	50,000,000	1,250,000	22,231,155	23,481,155	5,000,000

(1)

After the Closing SDI intends to effect a 40-for-1 reverse stock split, after which additional shares of SDI’s common stock will be issued to the Shareholders to make their total shares of SDI common stock owned equal to their pro rata portion of SDI’s common stock if all shareholders of EFactor exchange their shares in EFactor into that number of shares of SDI common stock that would give all the EFactor shareholders a total of 98% of SDI’s common stock. Actual number of shares may vary from the number indicated in the table due to rounding or other factors related associated implementing the recapitalization.

(2)

For each holder of the Series A Convertible Preferred Stock, one-half of their 2,500,000 shares of Series A Convertible Preferred Stock will be automatically converted into 6,543,111 shares of the Company’s common stock on the effective date of, and after giving effect to, a 40-for-1 reverse stock split of the Company’s common stock. After one-half of the shares of Series A Preferred Stock are converted to common stock, the remaining shares of Series A Preferred Stock shall not be convertible.

(3)

Beneficial ownership includes 1,080,000 EFactor shares held in name of Linge BV of which shareholder is sole proprietor.

(4)

Beneficial ownership includes 234,692 EFactor shares held in name Ulysses BV of which shareholder is primary signatory.

(5)

Beneficial ownership includes 112,500 EFactor shares held in name Sterkom BV of which shareholder is primary signatory.

(6)

Beneficial ownership includes 147,583 EFactor shares held in name Van Duynhoven Beheer BV of which shareholder is primary signatory.

(7)

Beneficial ownership includes 1,080,000 EFactor shares held in name Elegio BV of which shareholder is sole proprietor.

(8)

Beneficial ownership includes 1,080,000 EFactor shares held in name RoelieBoelie BV of which shareholder is sole proprietor.

(9)

Beneficial ownership includes 45,000 EFactor shares held in name Pilarius BV of which shareholder is sole beneficiary.

(10)

Beneficial ownership includes 666,667 EFactor shares held in name DASPV Ltd. of which shareholder is primary signatory.